

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

September 2006 Cash Distribution

September 2006 Cash Distribution – $0.13 per Trust Unit

Calgary, September 7, 2006...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of September 2006 of $0.13 (13.0 cents) per trust unit payable on October 13, 2006. The record date is September 30, 2006 and the ex-distribution date will be September 27, 2006. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the September 2006 cash distribution of $0.13 per trust unit is considered to be "other income".

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the third largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Vice-President, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com